FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: April 29, 2005	By:	/s/ Wang Yongjian
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of results for the year ended December 31, 2004 by the Company, published on newspaper on April 29, 2005.

Exhibit a

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (the “PRC”)

(Stock Code: 0325)

Annual Results Announcement for the year ended 31 December 2004

The board (the “Board”) of directors (the “Directors”) of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce the audited results of the Company for the year ended 31 December 2004 (the “Reporting Period”), extracted from the audited financial statements of the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”), together with the comparative figures of 2003.

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

(Amounts in thousands, except per share data)

	Note	2004	2003
		RMB	RMB
Turnover	2	17,939,821	11,473,928
Cost of sales		(12,758,732)	(9,723,562)

Gross profit		5,181,089	1,750,366
Selling, general and administrative expenses		(785,300)	(721,418)
Other operating income		44,052	73,243
Other operating expenses		(93,087)	(59,148)

Profit from operations		4,346,754	1,043,043
Net financing costs		(89,500)	(165,936)

Profit from ordinary activities before taxation	3	4,257,254	877,107
Income tax expense	4	(1,361,395)	(243,222)

Profit attributable to shareholders		2,895,859	633,885

Dividends attributable to the year:	5

Final dividend proposed after the balance sheet date		—	168,700

Basic earnings per share	6	0.86	0.19

NOTES

1. PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

The Company was incorporated as a joint stock company with limited liability in the PRC on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group”), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation (“Sinopec”). In accordance with the reorganisation agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

The accounting policies have been consistently applied by the Company and are consistent with those adopted in the 2003 financial statements. The 2004 financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and the related interpretations approved and issued by the IASB.

2. TURNOVER

Turnover represents revenue from sales of goods to customers, net of value added tax.

3. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2004	2003
	RMB’000	RMB’000
Interest expense	72,330	152,424
Less: Amount capitalised as construction in progress	(2,600)	(9,600)

Interest expense, net	69,730	142,824
Cost of inventories	12,758,732	9,723,562
Depreciation	931,603	890,779

4. INCOME TAX EXPENSE

Income tax expense in the income statement represents:

	2004	2003
	RMB’000	RMB’000
Provision for PRC income tax for the year	1,421,076	286,903
Deferred taxation	(59,681)	(43,681)

	1,361,395	243,222

The provision for PRC income tax is calculated at the rate of 33% (2003: 33%) on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

5. DIVIDENDS

(a)	The Directors did not recommend the payment of a final dividend for the year ended 31 December 2004 (2003: RMB 0.05 per share).

(b)	Dividends attributable to the previous financial year, approved and paid during the year

	2004	2003
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.05 per share (2003: Nil)	168,700	—

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 June 2004, a final dividend of RMB 0.05 per share totalling RMB 168,700,000 in respect of the year ended 31 December 2003 was declared and paid on 2 July 2004.

6. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 2,895,859,000 (2003: RMB 633,885,000) and the weighted average number of shares of 3,374,000,000 (2003: 3,374,000,000) during the year.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended 31 December 2004 and 2003.

7. SEGMENT INFORMATION

	2004	2003
	RMB ’000	RMB ’000
External sales
Resins and Plastics	9,621,409	6,332,332
Synthetic Rubber	2,594,692	1,923,773
Basic Organic Chemical Products	4,859,694	2,700,036
Others	864,026	517,787

Total external sales	17,939,821	11,473,928

Cost of sales
Resins and Plastics	(6,726,852)	(5,575,377)
Synthetic Rubber	(1,913,125)	(1,474,901)
Basic Organic Chemical Products	(3,511,425)	(2,172,872)
Others	(607,330)	(500,412)

Total cost of sales	(12,758,732)	(9,723,562)

Segment gross profit
Resins and Plastics	2,894,557	756,955
Synthetic Rubber	681,567	448,872
Basic Organic Chemical Products	1,348,269	527,164
Others	256,696	17,375

Total segment gross profit	5,181,089	1,750,366
Selling, general and administrative expenses	(785,300)	(721,418)
Net financing costs	(89,500)	(165,936)
Other operating income	44,052	73,243
Other operating expenses	(93,087)	(59,148)
Profit from ordinary activities before taxation	4,257,254	877,107

Income tax expense	(1,361,395)	(243,222)
Profit attributable to shareholders	2,895,859	633,885

In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

8. AUDITORS’ REPORT

The auditors’ report in the Company’s financial statements is neither qualified nor modified.

9. POST BALANCE SHEET EVENT

The Company and Sinopec issued a joint announcement on 29 December 2004 regarding the proposed privatisation of the Company by Sinopec through Beijing Feitian Petrochemical Company Limited (“Beijing Feitian”), a wholly owned subsidiary of Sinopec, by way of merger by absorption under Article 184 of the Company Law of the PRC (the “PRC Company Law”). A composite document detailing the Company’s privatisation scheme was issued on 17 January 2005. Respective special general meetings were held by shareholders and independent shareholders of the Company on 4 March 2005, and passed the resolution to approve the proposed privatisation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies

IFRS require that the Company adopts the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of its results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. In particular:

a. Impairments

If circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Company’s assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment in relation to sales volume, selling price and amount of operating costs.

b. Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Company reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any Reporting Period. The useful lives are based on the Company’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

c. Provision for Doubtful Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. The Company bases its estimates on the aging of its accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected.

Operations Review

In 2004, China’s economy continued to grow rapidly and the demand for petrochemicals remained strong. By seizing market opportunities, following established development strategies, carefully organizing production and operation, significantly reducing costs, adhering to technology innovation, and strengthening management, the Company achieved satisfactory operating results during the Reporting Period, highlighted by the accomplishment of the following tasks:

1)	An increase in the Company’s economic benefits through the careful organization of its production. In 2004, the Company’s management, together with its staff, maintained the high operational capabilities of the Company’s principal production facilities by carefully organizing production. In 2004, 0.801 million tons of ethylene was produced, representing an increase of 10.9% compared with the same period last year. In addition, 1.089 million tons of synthetic resins and 0.241 million tons of synthetic rubber were also produced. Through careful organization, the Company substantially increased the production volume of its principal products, seized market opportunities and achieved a significant increase of the Company’s economic benefits.

2)	The enhancement of the Company’s core competence through the steady progress of the Company’s reform. In 2004, the Company improved its incentive system by adopting a competitive mechanism for junior staff to compete for higher positions. The Company also enhanced its competence through full implementation of budget management and economic analysis.

3)	An increase in the Company’s production of products with high added value through the adoption of a market-orientated approach. In 2004, facing gigantic market demand, the Company, through close cooperation between its various departments, continued to adjust its product structure and improve its product mix in order to strengthen profitability. Based on the thorough market research, the Company has made substantial efforts to develop special-purpose materials that have high market demand and high added value, and for which, the domestic supply relies mainly on imports. As a result of these efforts, the Company further increased the sales proportion of special-purpose materials that are used for producing synthetic resin.

4)	The Company adhered to its policy of integrating its supply, production, sales and research, and further improved its sales and marketing activities. In 2004, the Company, based on its prior experience, continued to strengthen its sales and marketing activities, and further harmonized the operations of its supply, production, sales and research departments. Through close cooperation between these departments, the Company adjusted its production plans in a timely manner in order to meet market changes and the different needs of different customers. Confronted with the price increase of production materials and the shortage in supply of power and energy sources, the Company overcame difficulties and actively located supply resources for the Company’s expanding production. By continuing to adopt the sales strategy of “follow the market, maintain a stable production-sales ratio, and obtain the maximum sales price”, the Company also reinforced its efforts to conduct market analysis, improved its ability to meet market changes, effectively avoided market risks and therefore guaranteed an increase in its economic benefits.

The following table sets forth the percentages of total turnover of the principal operating expenses associated with the Company’s business:

	2004	2003
	Percentage	Percentage
Turnover	100.0	100.0
Less expenditure
Raw materials	(52.9)	(59.2)
Utility (fuels and power) expenses	(7.4)	(10.7)
Depreciation	(5.2)	(7.8)
Wages and bonus	(2.2)	(2.5)
Other overheads	(3.8)	(5.1)
Selling, general and administrative expenses	(4.0)	(5.7)
Other operating (expenses)/income, net	(0.3)	0.1

Operating margin	24.2	9.1

Turnover increased to RMB 17,939.8 million in 2004 from RMB 11,473.9 million in 2003, representing an increase of RMB 6,465.9 million, or 56.4%. The increase in the turnover was mainly due to the large increase in the prices of the principal products of the Company in 2004. Due to substantial increase of crude oil in the international market and strong demand in the domestic petrochemical market, petrochemical products in China maintained a high price level in 2004, which resulted in an increase of 36.7% in the weighted average sales price of the eight principal products of the Company as compared with that of 2003 (representing 78.6% of the total sales revenue of each of 2003 and 2004).

Cost of sales increased by 31.2% to RMB 12,758.7 million in 2004 up from RMB 9,723.6 million in 2003. This increase was mainly due to the increase in the prices for raw materials. The Company’s gross margin increased by 196.0% from RMB 1,750.4 million in 2003 to RMB 5,181.1 million in 2004. The gross profit rose from 15.3% in 2003 to 28.9% in 2004. The main reason for this increase was that with the business cycle of the petrochemical industry near its peak, the increase in the production volume of the Company’s principal products and significant rising of weighted average sales price offseted the increase in the price of raw materials.

Selling, general and administrative expenses increased by RMB 63.9 million (8.9%) to RMB 785.3 million in 2004 from RMB 721.4 million in 2003. This increase in selling, general and administrative expenses was primarily due to a small increase in employees’ wages and bonuses.

The Company’s profit from operations in 2004 was RMB 4,346.8 million, representing an increase of 316.7% when compared with the RMB 1,043.0 million from operations in 2003. The Company’s operating margin increased to 24.2% in 2004, as compared with 9.1% in 2003. The increase in operating margin reflected the realization of the benefits from the economies of scale of the Company and the control of costs and expenses.

Net financing costs in 2004 decreased by RMB 76.4 million from RMB 165.9 million in 2003 to RMB 89.5 million in 2004. This decrease was primarily due to the repayment of certain bank loans in 2004 along with the increase of cash generated from operating activities and the corresponding significant decrease in expenditure of loan interest.

In 2004, the Company recorded a profit before taxation of RMB 4,257.3 million, representing an increase of 385.4% when compared with the profit before taxation of RMB 877.1 million in 2003. The Company’s net profit for 2003 was RMB 633.9 million, and the net profit for 2004 was RMB 2,895.9 million, representing an increase of 356.8% when compared with that of 2003. The net profit margin for 2004 increased to 16.1% as compared with 5.5% for 2003.

Liquidity and Capital Resources

The Company has principally relied on cash generated from operating activities, bank loans and share capital to finance its capital expenditures and working capital.

The Company’s net cash flow derived from operating activities is generally much higher than its net profit, mainly due to substantial depreciation. In 2004, the Company’s net cash flow from operating activities was RMB 3,200.1 million, with an increase of RMB 1,583.5 million as compared with the RMB 1,616.6 million net cash flow in 2003. The net cash flow in 2004 was adjusted primarily by profit before taxation of RMB 4,257.3 million and depreciation expenditure of RMB 931.6 million. As of 31 December 2004, the accounts receivable and bills receivable of the Company amounted to RMB 864.9 million, equivalent to a sales volume of approximately 17 days in 2004.

In 2004, the net cash used in investing activities amounted to RMB 440.3 million. These were mainly used in technical improvement for various production facilities and purchase of certain equipment, which guaranteed the high operational capacities of the Company’s principal production facilities during the Reporting Period.

The Company’s short-term and long-term loans are primarily obtained from PRC financial institutions. In 2004, the Company repaid a total of RMB 1,590.0 million of its short-term loans and RMB 1,083.5 million of its long-term loans, while it borrowed RMB 620.0 million in short-term loans and RMB 182.1 million in long-term loans. As of 31 December 2004, the Company’s total loans taken from banks were RMB 813.4 million (including RMB 100 million in short-term loans and RMB 9.2 million in long-term loans due within one year), a 69.7% decrease from the RMB 2,684.8 million in bank loans (including RMB 1,070.0 million in short-term loans and RMB 18.4 million in long-term loans due within one year) as of 31 December 2003. This was primarily due to the substantial decrease in bank loans resulting from repayment, an increase in the cash generated from operating activities, and a decrease in cash expenditure for investment as the Company did not carry out any major project involving capital expenditure in 2004.

The Company expects to incur capital expenditures of RMB 400.0 million in 2005, of RMB 400.0 million in 2006 and of RMB 500.0 million in 2007. These capital expenditures will mainly be used for the technical improvement projects of the Company. The Company believes that its net cash flow from operating activities and new bank loans will be sufficient to cover the Company’s expected capital expenditures for the above periods.

Gearing Ratio

The Company’s gearing ratio was 9.7% in 2004, as compared with 47.5% in 2003. Such decrease was mainly due to the decrease in both long-term and short-term debts caused by repayment of most of the bank loans as a result of an increase in cash generated from operating activities in 2004.

The gearing ratio is calculated by dividing the total amount of both long-term and short-term bank loans by the shareholders’ equity.

Contingent Liabilities

As of 31 December 2004, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

For the year ended 31 December 2004, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

Pledges of Assets

As of 31 December 2004, there was no significant pledge of assets by the Company.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to exchange rate risk primarily due to its foreign currency denominated long-term debts and, to a limited extent, its cash and cash equivalents being denominated in foreign currencies. The Company had not been engaged in any foreign currency hedging activity for the year ended 31 December 2004.

Prospects

Looking forward to 2005, crude oil price in the international market is expected to remain high, that will exert pressure on the Company’s operational costs. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but will also exert a significant influence on the production and operations of the petrochemical industry in China. Nevertheless, the Board is confident that the momentum of the continuous growth of China’s economy will continue to stimulate the increase in demand for petrochemical products. The Company will closely monitor the market’s development, seize market opportunities, and maintain the high level of the Company’s operating results through continuous implementation of its development strategies. These strategies include:

1)	Achieving higher capacity output through carefully organizing and optimizing the use of resources. In 2005, the Company will continue to manage its operation and production base on the principle of maximizing its overall performance, reinforce the procurement of raw materials, optimize its use of resources, allocate the major materials and well operate its facilities. To guarantee further stable improvement of the operating results of the Company, in 2005 the Company will institute strict technological management; reinforce process control to continuously improve the operational level; and rely on technological advancement and innovation to eliminate bottlenecks and hidden troubles existing in production facilities in order to further improve the volume of the output of the main products of the Company.

2)	Enhancing the Company’s competitiveness by carrying forward technical advancement through technical improvement. In 2005, the Company will further increase the technical elements of its products through continuous technical improvement, and improve the profitability of its products by dedicating its efforts to the development of new products. Thereby, the Company will guarantee its sustainable development.

3)	Building up modern operation concepts and further improving sales and marketing activities. In 2005, the Company will establish a market information network and a competitive information system in order to assist the Company in making decisions scientifically. The Company will continue to reinforce management of client relationships through its gradual implementation of a management system based on client performance evaluations and by maintaining a stable, close, and faithful client base. The Company will continue to reduce logistics costs by further optimizing logistics management; and it will also unblock logistics channels to provide better logistics services to its clients.

4)	Continuously improving the management skills of the Company by means of reinforcing basic management. In 2005, the Company will undertake the requirements (promulgated by regulatory bodies in various jurisdictions) to normalize the management of listed companies as an opportunity to improve, in a manner suitable to the Company, its internal control system, and to guarantee that all work is done in a standardized, normalized and proceduralized manner. The Company will also enhance its corporate management level and corporate image on a full scale by operating its information system with the ERP system as the main line.

Contractual Obligations

The following table sets forth our obligations to make future payments under contracts as of 31 December 2004.

	As of 31 December 2004 payment due by period
	Total	2005	2006
	RMB’000	RMB’000	RMB’000
Contractual obligations (1):
Short-term debts	100,000	100,000	—
Long-term debts	713,356	9,203	704,153

Total contractual obligations	813,356	109,203	704,153

(1)	Contractual obligations represent on-balance sheet contractual liability as of 31 December 2004.

REPORT OF THE BOARD OF DIRECTORS

Merger

At the Board meeting held on 29 December 2004, the Directors of the Company have unanimously passed the resolution in respect of a proposal for a merger between the Company and Beijing Feitian, a wholly-owned subsidiary of Sinopec, by way of merger by absorption under the PRC Company Law. The Company entered into the agreement of merger by absorption with Beijing Feitian on 29 December 2004, as amended by an amendment agreement entered into on 14 January 2005 (together, the “Merger Agreement”). According to the Merger Agreement, the Company will be privatised by Sinopec through Beijing Feitian by way of merger by absorption of the Company under Article 184 of the PRC Company Law at the cancellation price of HK$ 3.80 per H share of the Company, with Beijing Feitian as the surviving corporation (the “Merger”). The Merger has been approved by the shareholders of the Company at a special general meeting held on 4 March 2005 and the independent shareholders of the Company at a special general meeting of independent shareholders held on the same date. Details of the above are set out in a joint announcement in relation to the Merger jointly issued by Sinopec and the Company on 29 December 2004 (the “Joint Announcement”), a composite document in relation to the Merger jointly issued by Sinopec and the Company to their respective shareholders on 17 January 2005, an announcement issued by the Company on 7 March 2005 on the poll results of the special general meeting and the special general meeting of independent shareholders (the “Poll Results Announcement”), as well as an announcement issued by the Company on 14 April 2005 in relation to the fulfilment of conditions, change to the expected timetable and the expected date of the withdrawal of the listing of the H shares of the Company on The Stock Exchange of Hong Kong Limited (the “SEHK”). The Directors confirm that before the completion of the Merger, the business of the Company would be conducted in the usual, regular and ordinary course as requested under the Merger Agreement.

Dividends and Proposed Profit Appropriations

The Board has resolved not to distribute dividends for the year ended 31 December 2004. Pursuant to the Merger Agreement, the Company agreed that after the execution of the Merger Agreement and prior to the completion of the Merger, the Company may not declare, set aside or pay dividend or other distributions, unless it is provided otherwise in the Merger Agreement or applicable laws and regulations. During the Reporting Period, there were no arrangements under which a shareholder has waived or agreed to waive any dividends.

Share Capital

As of 31 December 2004, the issued and fully paid share capital of the Company was as follows:

	Number of shares (’000)	Percentage of total issued share capital
Domestic shares held by Sinopec of RMB 1.00 each	2,362,000	70
Foreign shares (in form of H shares) of RMB 1.00 each	1,012,000	30

Total	3,374,000	100

Substantial Shareholders

According to the records entered into the register kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, as of 31 December 2004, the interests held by the persons other than the Directors, supervisors or chief executives of the Company were as follows:

Long position in the domestic shares of the Company:

	Number of domestic shares	Percentage of the total issued domestic share capital	Percentage of total issued share capital
Sinopec	2,362,000,000 (Note)	100.00	70.00

Note: These 2,362,000,000 domestic shares are directly held by Sinopec.

Purchase, Sale or Redemption of the Company’s Listed Securities

For the year ended 31 December 2004, there was no purchase, sale, redemption or cancellation of any of the Company’s listed securities.

Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, there are no pre-emptive rights that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

Material Contracts

During the Reporting Period, the Company has not entered into any contracts which are or may be material other than in the ordinary course of business carried out or intended to be carried out by the Company, save and except for the Merger Agreement.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company (other than the service contracts entered into by and between the Company and any Director) were entered into or existed during the year ended 31 December 2004.

Connected Transactions

As stated in the prospectus of the Company (the “Prospectus”) issued in June 1997 in connection with its global public offering, the SEHK has granted conditional waivers to the Company from strict compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in respect of certain connected transactions mentioned in the Prospectus.

The independent non-executive Directors confirm that during the Reporting Period, (i) relevant connected transactions were entered into by the Company in the ordinary and usual course of its business, either on normal commercial terms or on terms that are otherwise fair and reasonable so far as the shareholders of the Company are concerned; and either in accordance with the terms of the agreement governing each such transaction or on terms no less favorable than terms available to/from independent third parties, and (ii) the amount of each category of the connected transaction has not exceeded its relevant cap as stated in the Prospectus.

The auditors of the Company have reviewed the transactions described above and have confirmed with the Board that:

(a)	the transactions described above have been approved by the Board; and

(b)	the transactions described above have been entered into in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, nothing came to their attention that caused them to believe the transactions described above were not conducted on normal commercial terms (which expression was applied by reference to transactions of a similar nature made by similar entities within the PRC).

Major Litigation or Arbitration

For the year ended 31 December 2004, the Company was not involved in any material litigation or arbitration.

Disclosure of Major Events

1.	Mr. Zhang Haoruo, an independent non-executive Director of the Company, passed away on 27 March 2004. The Company confirms that there will be no disruption to the operations of the Company and it will not make arrangement to fill the casual vacancy. The Company is in full compliance with Rule 3.19(2) of the Listing Rules as the remaining three independent non-executive Directors will continue to fulfill their roles as independent non-executive Directors of the Company.

2.	At the 2003 shareholders’ general meeting of the Company held on 18 June 2004, the Company decided to continue appointing KPMG and KPMG Huazhen as its international and domestic auditors, respectively.

3.	Mr. Du Guosheng, the former Chairman of the Company, has left the Company due to change of job duties. To facilitate the convenient operation of the Company, Mr. Du Guosheng presented his resignation at the fourth meeting for the third session of the Board held on 10 July 2004, to resign from the positions of Chairman and Director. Nominated by the Directors of the Company, Mr. Wang Yongjian, the former non-executive Director was elected by the Board as the new Chairman of the Company.

4.	For the purpose of improving corporate governance, standardizing the internal control system and minimizing risks, the Board resolved to adopt the Internal Control Rules of Sinopec Beijing Yanhua Petrochemical Company Limited at the fifth meeting for the third session of the Board held on 20 August 2004.

5.	The Board passed a proposal of the Merger between the Company and Beijing Feitian by way of merger by absorption under the PRC Company Law at the sixth meeting for the third session of the Board held on 29 December 2004.

6.	All the special resolutions relating to the Merger between the Company and Beijing Feitian have been passed at the special general meeting of the Company held on 4 March 2005. (Please see the Poll Results Announcement for details.)

7.	All the special resolutions relating to the Merger between the Company and Beijing Feitian have been passed at the special general meeting of independent shareholders of the Company held on 4 March 2005. (Please see the Poll Results Announcement for details.)

Employees’ Benefit, Retirement Scheme and Employee Housing Subsidy

As of 31 December 2004, the Company had 10,002 employees as compared with 10,207 employees in 2003, representing a decrease of 205 employees. In addition, the Company offered its employees the opportunities for education and training based upon its development and actual performance of the employees.

The Company’s employees’ remuneration, mainly comprising of salary and bonus, is determined by the management with reference to the prevailing market practice.

Under the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering detailed measures for payment of housing subsidies through increasing wages or making lump sum payments to qualified employees. Once determined, these measures will be reflected in the financial statements of the Company of the relevant year. As disclosed in the Company’s Prospectus dated 17 June 1997, Yanshan Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows.

Basic Medical Insurance for Employees

According to the Beijing Municipal Government Order (2001) No. 68, and in line with the arrangements of Beijing Municipal Labor Security Authority, the Company has implemented the Regulations of Beijing Municipality on Basic Medical Insurance (the “Regulations”) on 1 September 2002. Prior to the implementation of such Regulations, the Company has been complying with relevant state regulations by drawing 14% of the employees’ total current wages as welfare fees to be used as the medical expenditure for the employees of the Company, whilst relevant welfare fees were set out in the labor costs of the Company for the specific current term. After the implementation of the Regulations, the medical insurance fees to be paid represented 9% of the total wages, and such amount has been included in the 14% employee welfare fees to be drawn by the Company. As a result, there will be no impact on the income statement and the balance sheet of the Company upon implementation of the Regulations.

Compliance with the Code of Best Practice

The Board believes that, for the year ended 31 Decembr 2004, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Audit Committee

The Board has established an audit committee in 2002. For the year ended 31 December 2004, the audit committee was composed of Mr. Yang Xuefeng, who was elected as Chairman, and Mr. Zhang Yanning and Mr. Liu Haiyan. All of its members are the independent non-executive Directors of the Company. The audit committee is responsible for the review and supervision of the Company’s financial reporting process and internal controls as set out in the Code of Best Practice. For the year ended 31 December 2004, the audit committee held two meetings. The audit committee, together with the management of the Company, has reviewed the accounting policies adopted by the Company, and has discussed the contents of the auditing, internal supervising and the financial statements.

The Company has received from each of its independent non-executive Directors an annual confirmation of his independence, pursuant to Rule 3.13 of the Listing Rules. The Company hereby considers its independent non-executive Directors to be independent.

Impact of the Recent Economic Development

Unstable factors inevitably exist in the international economy, which might bring adverse impact on the production and operation of the Company in the near future. Nevertheless, the Company believes that the steady growth of China’s economy will undoubtedly lead to a further increase in the demands for the products of the Company, whilst the commissioning of the ethylene facilities with 710,000 tons capacity will elaborate the scale merit of the Company.

Trust Deposits

As of 31 December 2004, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any difficulty with respects to withdrawing its deposits.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT ON THE SEHK’S WEBSITE

This announcement is published on the website of the SEHK (www.hkex.com.hk).

By Order of the Board of Directors

Wang Yongjian

Chairman

28 April 2005, Beijing, the PRC

•	As at the date hereof, the Board comprises: Mr. Wang Yongjian, Mr. Yang Qingyu, Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.

Please also refer to the published version of this announcement in the South China Morning Post.